Exhibit 99.3

Shareholder proxy

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using this proxy form prepared by the board of directors.

The original form must be received by the company on 3 May 2016 at 17:00 (CET) at the latest. This form may be communicated to the company by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules.

Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set in the convening notice.

The undersigned:

name :

registered office :

represented in accordance with its articles of association by :

owner of :	shares in the company

name :	CELYAD SA a limited liability company making or having made a public appeal on savings
registered office :	Rue Edouard Belin, 12 1435 Mont-Saint-Guibert Belgium

enterprise number :	0891.118.115 (RPM Nivelles)

hereby waives notice of the annual shareholders’ meeting

to be held on or about:	9 May 2016

at	9 a.m.

provided that, should any reports or other documents not be available in due time, the annual shareholders’ meeting shall be held as soon as they become available at the registered office of Celyad SA and appoints as its proxies with power to substitute :

to represent it at this annual shareholders’ meeting.

Agenda

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2015 and on the auditor’s report regarding the financial year ended 31 December 2015.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2015 and the auditor’s report in relation to the financial year ended 31 December 2015.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

For	Against	Abstention

3.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2015 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2015 and the allocation of the results as proposed by the board of directors in its annual report.

For	Against	Abstention

4.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2015:

•	Michel Lussier, chairman;

•	LSS Consulting SPRL, represented by Christian Homsy;

•	Danny Wong;

•	William Wijns;

•	Chris De Jonghe;

•	Serge Goblet;

•	TOLEFI SA, represented by Serge Goblet;

•	R.A.D. Life Sciences BVBA, represented by Rudy Dekeyser;

•	Hanspeter Spek;

•	Pienter-Jan BVBA, represented by Chris Buyse;

•	Debasish Roychowdhury;

•	Chris Buyse;

•	Rudy Dekeyser; and

•	Jean-Marc Heynderickx.

For	Against	Abstention

5.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2015.

For	Against	Abstention

6.	Deliberation on and approval of the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to adopt a new remuneration plan in favour of the non-executive directors of the company.

Proposed resolution: The general meeting decides to approve the proposal of the board of directors, based on the advice of the company’s nomination and remuneration committee, to adopt a new remuneration plan in favour of the non-executive directors, according to which the remuneration of the non-executive directors (both independent and non-independent) is set as follows:

•	a fixed annual remuneration of EUR 10,000;

•	a fixed annual remuneration of EUR 10,000 for the chairman of the board of directors;

•	an additional remuneration of EUR 5,000 for each participation of a director to one of the four ordinary board meetings to be held each year as a minimum;

•	an additional remuneration of EUR 5,000 for each participation of a director to any extraordinary board meeting;

•	an additional remuneration of EUR 15,000 for the members of a committee and EUR 20,000 for the chairman of a committee;

•	an additional remuneration of EUR 3,000 per day for any special mission requiring the participation a director, upon request of the CEO and with prior approval of the board of directors.

The present remuneration plan is subject to article 12 of the articles of association of the company, according to which some directors have waived their right to be remunerated for the exercise of their mandate.

For	Against	Abstention

7.	Deliberation on and approval of the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to grant a variable remuneration in the form of warrants to non-executive non-independent directors of the company.

Proposed resolution: In accordance with article 554 of the Belgian Company Code, the general meeting decides to approve the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to grant 10,000 warrants to each of the non-executive directors of the company who are not independent directors.

For	Against	Abstention

8.	Acknowledgment of the resignation of Mr William Wijns as director of the company.

Proposed resolution: The general meeting acknowledges the resignation of Mr William Wijns as director of the company, with effect from 1 April 2016.

For	Against	Abstention

9.	Renewal of the mandate of the following persons as directors of the company:

•	Mr Chris Buyse as independent director of the company;

•	Mr Rudy Dekeyser as independent director of the company;

•	LSS Consulting SPRL, represented by its permanent representative Mr Christian Homsy as executive director of the company;

•	Mr Michel Lussier as non-executive director of the company; and

•	Mr Serge Goblet as non-executive director of the company.

Proposed resolution: Upon proposal of the board of directors based on the advice of the nomination and remuneration committee, the general meeting decides to renew the mandate of the following persons as directors of the company, with immediate effect, for a four year period until the closing of the annual shareholders’ meeting resolving on the annual accounts of the financial year that will end on 31 December 2019:

•	Mr Chris Buyse as independent director of the company. Mr Chris Buyse will receive a remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting. Mr Chris Buyse complies with the criteria of independence set forth in article 526ter of the Belgian Company Code and the Corporate Governance Charter of the company.

•	Mr Rudy Dekeyser as independent director of the company. Mr Rudy Dekeyser will receive a remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting. Mr Rudy Dekeyser complies with the criteria of independence set forth in article 526ter of the Belgian Company Code and the Corporate Governance Charter of the company.

•	LSS Consulting SPRL, represented by its permanent representative Mr Christian Homsy as executive director of the company.

•	Mr Michel Lussier as non-executive director of the company. Mr Michel Lussier will receive a remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting.

•	Mr Serge Goblet as non-executive director of the company. Mr Serge Goblet will receive a remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting.

For	Against	Abstention

10.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2015, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

For	Against	Abstention

In case no voting instructions have been given, the undersigned shareholder is deemed to accept the proposed resolutions.

If, pursuant to article 533ter of the Belgian Company Code, new items are added to the agenda and/or new resolutions’ proposals are presented, and the undersigned shareholder did not give any new instructions concerning the new agenda, the proxy holder will abstain from voting on these new items on the agenda or on the new decisions’ proposals.

Waiver

The undersigned acknowledges that it has been informed in due time of the annual shareholders’ meeting and its agenda as set out above, as well as of the nature and the contents of the documents to be submitted to the annual shareholders’ meeting, which it has been or will be able to examine. The undersigned further acknowledges that it has sufficient means to be informed of the exact date of the annual shareholders’ meeting, should the meeting not be held on the date set out in this proxy.

Authority of the proxies

Each proxy is hereby granted the authority to take the following actions on behalf of the undersigned:

1.	to attend this meeting and, as the case may be, vote to postpone it;

2.	to attend any other meeting having the same agenda, should the first meeting be adjourned, postponed or should it not have been properly convened;

3.	to vote or abstain from voting on any proposal regarding the items on the agenda in accordance with the instructions given to the proxies, by whatever means, prior to the meeting; and

4.	to sign any minutes, attendance sheet, register, deed or document concerning the above and, in general, to do all that is necessary or useful to implement this proxy.

Instructions to the proxies

The undersigned hereby expressly instructs the proxies to participate in the annual shareholders’ meeting even in the absence of evidence that the shareholders, the directors and the auditor were duly convened to the annual shareholders’ meeting, or in the absence of a waiver by these persons of (i) all notice periods and notice requirements in respect of the convocation to such annual shareholders’ meeting and (ii) the right to receive certain documents, as required by articles 533 and 535 of the Belgian Company Code and the articles referring thereto.

Indemnification of the proxies

The undersigned hereby undertakes to indemnify the proxies for any liability which they may incur in relation to any act carried out for the purposes of implementing this proxy, provided the proxies have respected the scope of their powers. Moreover, the undersigned undertakes not to seek the nullity of any resolution approved by the proxies and not to seek damages from the proxies, provided the proxies have respected the scope of their powers.

For

Done in:

On:	2016

Signature:

Name:

Function: